

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Peter Blackmore
Chief Executive Officer
ShoreTel, Inc.
960 Stewart Dr.
Sunnyvale, CA 94085

> **Re: ShoreTel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 10, 2010**
> **Definitive Proxy Statement**
> **Filed October 5, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **Filed February 4, 2011**
> **File No. 001-33506**

Dear Mr. Blackmore:

We have reviewed your response letter dated January 28, 2011 and your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 11. Executive Compensation

Director Compensation

1. We note your response to comment three in our letter dated January 14, 2011. Please note that, in light of the guidance offered by both Instruction 2 to Item 402(c)(iii) and (iv), and Instruction to Item 402(k) of Regulation S-K as well as the Regulation S-K

    Compliance and Disclosure Interpretations, Question and Answer 119.03, disclosing an annual cash retainer received as stock in the "Fees earned or paid in cash" column of the Director Compensation Table may or may not be appropriate depending on the amount and nature of the stock compensation offered in lieu of cash. As the value of stock received by directors in lieu of the cash retainer is 120% of the value of the cash retainer earned, please explain how you arrived at your decision to report the amount of stock received in the "fees earned or paid in cash" column of the Director Compensation Table.

Compensation, Discussion and Analysis

Percentages of Base Salary

2. We note your response to comment seven in our letter dated January 14, 2011. Please confirm in future filings you will disclose the discretionary bonus amount under the bonus column to the summary compensation table. Additionally, we note the table included in your response used to illustrate the effect of the discretionary determination of performance rating on the annual bonus ultimately paid. In future filings please provide a similar example, as appropriate, including disclosure in the illustration of the target percentages applied to reach each dollar amount.

Form 10-Q for the Quarter Ended December 31, 2010

5. Fair Value Disclosures, page 11

3. We note your response to comment eleven from our letter dated January 14, 2011. In future filings, please clarify your disclosure as follows:

- Define "highly rated" corporate debt.
- Include in your proposed disclosure your basis for corroborating non-binding quotes from an independent broker. Specifically, please describe any model that you utilize to incorporate certain inputs and what those inputs are.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Canales Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via facsimile to (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP